3: Inland Wetern Retail Real Estate Trust, Inc

Filed pursuant to 424(b)(3)
Registration #333-118860

SUPPLEMENT NO. 29
DATED AUGUST 5, 2005
TO THE PROSPECTUS DATED DECEMBER 21, 2004
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 29 to you in order to supplement our prospectus. This Supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 29 supplements, modifies or supersedes certain information contained in our prospectus and Supplement No. 28 dated July 22, 2005, Supplement No. 27 dated July 14, 2005, Supplement No. 26 dated July 8, 2005, Supplement No. 25 dated June 30, 2005, Supplement No. 24 dated June 23, 2005, Supplement No. 23 dated June 16, 2005 (Supplement No. 23 superseded certain information contained in our prospectus and prior supplements dated between December 29, 2004 and June 16, 2005), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 110 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

The following table provides information regarding the properties we have acquired since July 22, 2005, the date of our last supplement, Supplement No. 28. We have purchased these properties from unaffiliated third parties. We purchased these properties with our own funds and we expect to place financing on the properties at a later date, unless noted otherwise.

	Year	Date	Approximate Acquisition Costs Including Expenses	Gross Leasable Area	Physical Occupancy as of 08/01/05	No. of
Property	Built	Acquired	($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants **

Blue View Corporate Center Computershare Shareholder Services Corporate Headquarters 250 Royall Street Canton, MA	2003/2004	07/29/05	68,777,000	185,171	100	1	Computershare Shareholder Services, Inc.

The Orchard Middle Settlement Road & Clinton Street New Hartford, NY (1)	2004/2005	07/29/05	31,451,000	222,575	75	9	Kohl's Marquee Cinema

Raytheon Co. Office and Research and Development Building 300 N. Science Park Road State College, PA	1984/ Rehabbed in 2001	08/01/05	20,069,000	105,000	100	1	Raytheon Company

Eckerd Drug Store 454 W. Mahoning Street Punxsutawney, PA	2004	08/04/05	5,637,000	13,824	100	1	Eckerd Drug Store

Eckerd Drug Store 110 Main Street Hellertown, PA	2004	08/04/05	5,812,000	13,824	100	1	Eckerd Drug Store

Eckerd Drug Store 415 South 9th Street Lebanon, PA	2004	08/05/05	5,654,000	13,813	100	1	Eckerd Drug Store
*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

(1)

This property is being developed in two phases. The initial closing for a portion of the first phase was for 88,408 gross leasable square feet at a purchase price of approximately $6,280,500. The occupancy percentage represents the estimated occupancy of the entire shopping center as if we purchased it completely based on tenant commitments to rent space. The remaining 78,697 gross leasable square feet of the first phase is expected to close at a later date once the tenants' have commenced their rent payment. The second phase containing 55,470 gross leasable square feet is expected to close at a later date after the development of several tenants' space has been completed by the seller, and the tenants occupy their respective spaces and rent has commenced.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to the underlying properties, the tenants or in the local economic conditions;
  our receipts of sufficient net proceeds from our offering and financing proceeds to make these acquisitions; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these underlying properties. We cannot guarantee that we will complete these acquisitions.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for these properties, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenants, length of leases, price per square foot, occupancy and the fact that the overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

Year	Approximate Acquisition Costs Including	Gross Leasable Area	Physical Occupancy as of 08/01/05	No. of
Property	Built	Expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants
Riverpark Shopping Center US Highway 59 and Grand Parkway Sugarland, TX (1)	2003/2004 - Phase I 2005/2006 - Phase II	71,012,800	308,405 Phase 1-186,405 sf Phase II- 122,000 sf	100%-Phase I only Phase II in Develop-ment	34	HEB Grocery Store - Phase I Gander Mountain - Phase II

Beekman Stop 'N Shop 727 Beekman Road Beekman, NY (2)	1995/ 2005 Renovation	14,200,000	101,600	95	1	Stop 'N Shop

Battle Ridge Pavilion 1690 Powder Springs Rd. Powder Springs, GA	1999	17,940,000	103,517	97	21	Kroger

Colony Square 16510 Southwest Freeway Sugarland, TX	1998	45,200,000	435,249	99	17	Finger Furniture Academy Outdoors Lowe's (Ground Lease)

Hartford Insurance Building 6820 Wedgwood Road Maple Grove, MN	2005	16,294,000	97,377	100	1	Hartford Fire Insurance

Stonebridge Plaza 4700 & 4900 Eldorado Parkway McKinney, TX	1997	7,275,000	33,700	100	16	Nelson & Associates

Lincoln Plaza 525 Lincoln Street Worcester, MA	2001/ 2004	80,508,000	536,602	87	9	Stop & Shop Lowe's Target
*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

(1)

This property is being developed in two phases. The initial closing of the first phase is expected to be for 186,405 gross leasable square feet and the occupancy percentage represents the estimated occupancy of the first phase. The second phase containing 122,000 gross leasable square feet is expected to close at a later date after the development of several tenants' space has been completed by the seller, the tenants occupy their respective spaces and the tenants' have commenced their rent payment.

(2)

This property is being renovated. The initial closing will be for 75,600 gross leasable square feet plus adjacent land. The remaining 26,000 gross leasable square feet is expected to close at a later date once development has been completed and the tenant has commenced their rent payment. The occupancy percentage represents the estimated occupancy of the entire shopping center as if we purchased it completely.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 360 of our prospectus.

Update

The following table updates shares sold in our offering as of August 3, 2005:

		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering dated September 15, 2003:	249,980,000	2,499,720,014	262,079,815	2,237,640,199

Our second offering dated December 21, 2004	125,514,757	1,255,147,569	130,747,182	1,124,400,387

Shares sold pursuant to our distribution reinvestment program	8,763,816	83,256,249	-	83,256,249

Shares repurchased pursuant to our share repurchase program	(520,200)	(4,811,848)	-	(4,811,848)

	383,758,373	3,833,511,984	392,826,997	3,440,684,987

  Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

Appendix D

Our Transfer on Death (TOD) form which can be located on page D-1 in the prospectus has been updated to indicate that the states of New York and Texas have amended their statutory laws to accept TOD designations. The TOD designation is still not accepted from residents for the states of Louisiana and North Carolina.